December 11, 2015

Ms. Maryse Mills – Apenteng

Special Counsel

Securities and Exchange Commission

Re: OptiLeaf, Incorporated

File No. 333-202-003

Dear Ms. Mills – Apenteng,

As a follow up to a telephone call from Ms. Amanda Kim of the SEC, we have amended our S-1 Registration Statement and filed the Amended S-1 as of today. To further assist in your review of same, we are providing this correspondence to address the comment received from Ms. Kim, as follows:

Financial Statements – Subsequent Events

Please revise your disclosure to provide the results of your evaluation of subsequent events, or include a statement in your disclosure that there are no reportable subsequent events.

Response: We have revised the applicable section of the Financial Statements to provide a disclosure that there are no reportable subsequent events.

Thank you very much for your consideration.

Sincerely,

/s/ James S. Byrd, Jr.
James S. Byrd, Jr.
For the Firm